UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ/MF): 04.032.433/0001-80
Company Registry (NIRE): 33300275410
Publicly Held Company

MATERIAL FACT

Contax announces new CEO

Pursuant to Article 157, Paragraph 4 of Law 6404 of December 15, 1976 and CVM Instruction 358/02, CONTAX PARTICIPAÇÕES S.A. (“Contax or Company”) hereby informs its shareholders and the market of the changes to its Executives Board.

According to the Board of Directors' resolution, Michel Sarkis, Contax’s Chief Financial and Investor Relations Officer will take over the position of Chief Executive Officer due to the resignation of the current CEO, Mr. James Meaney.

Michel Sarkis is 41 years old and one of the first executive officers hired by Contax. He holds a bachelor’s degree in Business Administration from the Federal University of Espírito Santo (UFES), a master’s degree in Business Administration from the Pontifical Catholic University of São Paulo (PUC-SP) and completed post-graduate studies in Leadership at Harvard University. In the last ten years, in addition to financial matters, Michel Sarkis has been one of those responsible for Contax’s strategic planning, as well as heading the Investor Relations and Corporate Governance Departments. In 2005, he was part of the team that led Contax's transition from a privately-held into a publicly-held company, and its consequent listing on the Brazilian Stock Exchange. In recent years, he has also been actively involved in implementing the Company’s strategy, supporting initiatives such as the creation of Todo!, an IT solution integration and operations center, focused on complete solutions for the CRM market, and the acquisition of Ability, one of the largest companies in Brazil's trade marketing sector (point-of-sale consumer service), enabling Contax to take part directly in the development, implementation, operation and monitoring of on-site initiatives for clients’ sales and distribution channels.

Mr. Sarkis will accumulate the post of Chief Financial and Investor Relations Officer and Mr. Meaney will take over the recently-created position of Oi’s Chief Operations Officer.

Rio de Janeiro, December 17, 2010

Michel Neves Sarkis
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.